MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2014

The following management’s discussion and analysis (“MD&A”), which is dated as of April 30, 2015, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (the “Company” or “Gentor”) as at and for the financial year of the Company ended December 31, 2014 (“fiscal 2014”) in comparison with those as at and for the financial year of the Company ended December 31, 2013 (“fiscal 2013”), as well as future prospects of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2014 and fiscal 2013 (the “Annual Financial Statements”). As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F dated April 30, 2015, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineral resources, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in equity markets, changes in commodity prices, fluctuations in currency exchange rates, inflation, political developments in Turkey, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is a mineral exploration company focused on the discovery and development of mineral resources. The Company’s current main area of activity is located in Turkey, which hosts sectors of the Tethyan Metallogenic Belt prospective for volcanic massive sulphide (“VMS”) deposits. In July 2014, the Company closed the sale to Savannah Resources plc (the "Purchaser") of all of Gentor's properties in Oman (the "Oman Sale"). The Purchaser was an AIM-listed mineral exploration company. The Oman Sale was effected by way of the sale to the Purchaser of all of the outstanding shares of the British Virgin Islands company, Gentor Resources Limited (“Oman Holdco”). Prior to the Oman Sale, Oman Holdco was a wholly-owned subsidiary of Gentor and the interests of Gentor in the Oman properties had been held through Oman Holdco. The Oman Sale reflects Gentor’s focus on its copper exploration properties in Turkey. The consideration for the Oman Sale was comprised of a cash payment of $800,000 paid to the Company on the closing of the Oman Sale, together with the following deferred consideration:

(a)	The sum of $1,000,000, payable to the Company upon a formal final investment decision being made to proceed with the development of a mine at the Block 5 project in Oman.

(b)	The sum of $1,000,000, payable to the Company upon the production of the first saleable concentrate or saleable product from ore derived from the Block 5 project in Oman.

(c)	The sum of $1,000,000, payable to the Company within six months of the payment of the deferred consideration in (b) above.

The Purchaser may elect to pay up to 50% of the above deferred consideration by the issue of shares of the Purchaser to the Company.

As of December 31, 2014, the Company’s consolidated financial statements no longer include the Oman properties. Figures for comparative periods have been restated to segregate discontinued operations.

In Turkey, following the identification by the Company of surface gossans in distal VMS settings, the Company negotiated two joint venture option agreements with two local Turkish entities. The prime target in these areas in Turkey is copper; however there is a strong association with other base metals and gold.

As described in the going concern note to the Annual Financial Statements, the Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditure, working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing the mineral properties and the discovery, development and sale of ore reserves. Thus, management uses its judgment in determining whether the Company is able to continue as a going concern. See also the “Liquidity and Capital Resources” section of this MD&A and the going concern note (note 1) in the Annual Financial Statements.

Turkey

The Company’s exploration activities in Turkey during 2013 comprised detailed geological and more general terrain scale prioritization, target generation and opportunity identification in Central and Northern Turkey. The latter involved the development of a regional exploration database, desk top prospectivity reviews, reconnaissance mapping projects in various districts and a number of visits to mineral properties of interest. This work led to the identification of several highly prospective VMS exploration targets which were followed up during 2014 (exploration was conducted at a reduced rate in 2013 and in 2014 given the current difficulties in raising exploration capital). Following the identification by the Company of several surface gossans in distal VMS settings, the Company negotiated joint venture option agreements with two local Turkish entities with details as follows:

The First JV Option Agreement
An option agreement was signed with the first local partner for a 50% share of two permits in the Boyabat area in northern Turkey, with the following terms:

  A $60,000 cash payment on signature.

  A minimum expenditure of $140,000, including at least 1,000 metres of drilling, within the option period.

  Gentor has the right to purchase the VMS rights on the permits for $1,000,000 cash.

  On expiry of the option period, Gentor has the right to sole fund and earn a 75% interest by spending $1.2 million or completing a bankable feasibility study.

  At 75% the local partner has the right to either contribute or dilute to 10% and subsequently convert to a 2% NSR royalty.

The Second JV Option Agreement
An option agreement was signed with a second local partner for a 50% interest in three additional permits in the Boyabat area in northern Turkey, with the following terms:

  A $60,000 cash payment on signature.

  A minimum expenditure of $140,000 over the option period.

  On expiry of the option period, Gentor had the right to sole fund and earn a 75% interest by spending $1.2 million or completing a bankable feasibility study.

  At 75% the local partner had the right to contribute or dilute to 10% on a formula.

  Below 10% the local partner had the right to convert to a 2% NSR or be carried through the development stage with Gentor recovering all costs from first production plus a loan coupon.

After the signing of the above option agreements, the attention was directed to these properties. In the first, namely the Karaburun prospect, a 2.5 kilometre long trail of gossanous material was identified, geologically mapped and traversed by geochemical soil profiles. The trail which starts in the JV ground runs into what was until recently a tender designated area (see below). The option (the “Karaburun Option”) for this Karaburun prospect has now been extended from December 31, 2014 to December 31, 2015. Similar mapping and soil sampling in the ground covered by the second option agreement ground revealed a one kilometre long gossan marked altered zone. The grounds covered by the two options are considered suitable for VMS- style Cu mineralisation with added possibilities for both Au & Ag. In order to concentrate funds on the Karaburun prospect and in view of the less than expected level of mineralisation in the ground covered by the second option agreement, this second option was let to lapse on May 15, 2014.

In September 2014, the Company announced that it had acquired a new licence as a result of a government tender process, which new licence covers the remaining portion of the Karaburun VMS prospect, the southern part of which is held by the Company under the Karaburun Option.

Gentor has now acquired title and buyout rights to the bulk of the prospective stratigraphy hosting the Karaburun VMS mineralised deposit. Preliminary exploration by Gentor of this impressive gossan/VMS system has shown that it is of distal Besshi-style character in Mesozoic mafic volcanic and metasedimentary schists, similar to other nearby copper deposits in this Central Pontide region of northern Turkey.

In December 2014, the Company announced that it had received the final forestry drill permit from the Ministry of Forestry and Water Resources in Turkey.

Given the strong geological similarities of the Karaburun VMS gossan system to the recently drilled out Hanonu copper deposit, and Karaburun's extensive, thick, geochemically anomalous gossans and exposed VMS, Gentor intends to conduct a phase one 2,150 metre diamond drilling program at the Karaburun project. The drilling program is planned to commence in May 2015.

Outlook

From the Company’s office base in Ankara, the Company continues its assessment of Turkish projects with a view to the possibility of further joint ventures or acquisition deals. The Company continues its regional evaluation and assessment in the search for volcanogenic massive sulphide mineralisation, in particular.

Qualified Person

Dr. Peter Ruxton, a director of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Selected Annual Information

The following financial data is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years. This data has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

	2014	2013	2012

Net loss from continuing operations	$(1,054,669)	$(1,580,191)	$(2,747,879)
Net loss per share from continuing operations	(0.02)	(0.03)	(0.04)
Net loss	(1,162,625)	(20,106,911)	(5,270,719)
Net loss per share	(0.02)	(0.32)	(0.08)
Total assets	403,075	1,027,955	20,410,406
Total current liabilities	582,873	892,026	571,319
Total non-current liabilities	510,045	213,461	-

For fiscal 2014, the Company had a net loss from continuing operations of $1,054,669 compared to a net loss from continuing operations of $1,580,191 in fiscal 2013. The difference is mainly due to reduced general and administrative expenses in 2014. The net loss from continuing operations in 2012 of $2,747,879 was higher than that of 2013, due to reduced spending for general and administrative expenses as well as eliminating spending on drilling and geology in 2013.

In 2014, the Company had a net loss from discontinued operation of $107,956 (with the discontinued operation relating to the Oman Sale), compared to $18,526,720 in fiscal 2013. The higher loss during fiscal 2013 was primarily due to a $17,448,198 impairment assessment on the mineral properties asset in respect of the Oman Sale to bring the asset to a value of $800,000 as of December 31, 2014. This amount represents the initial consideration the Company received upon closing the Oman Sale.

Results of Operations

For the year ended December 31, 2014, the Company reported a net loss from continuing operations of $1,054,669 ($0.02 per share), as compared to a net loss from continuing operations of $1,580,191 ($0.03 per share) for fiscal 2013 and a net loss from continuing operations of $2,747,879 ($0.04 per share) for fiscal 2012. During the year ended December 31, 2014, variances in expenses for continuing operations occurred in the expense categories described below as compared to fiscal 2013 and fiscal 2012.

Field camps
Field camps expenses increased to $393,159 for fiscal 2014 from $275,854 incurred during fiscal 2013 and $251,790 during fiscal 2012. The increase in field camps is mainly due to increased activity at the Karaburun project in Turkey at the end of 2014.

Geophysics
Geophysics expenses decreased to $nil for the fiscal 2014 from $5,001 incurred during fiscal 2013 and $151,142 in fiscal 2012. No geophysics activities were undertaken during fiscal 2014. In 2012, geophysics expenses were for ground electro-magnetic surveys conducted over the Hacimeter project in eastern Turkey.

Geochemistry
Geochemistry expenses decreased to $2,891 for fiscal 2014 from $4,221 during fiscal 2013 and $22,599 in fiscal 2012 as little geochemical activities were undertaken during fiscal 2014 and 2013.

Drilling
No drilling expenses were incurred during fiscal 2014 and fiscal 2013. Drilling expenses of $269,391 were incurred during fiscal 2012 for drilling activity completed on the Hacimeter project in Turkey.

Professional fees
Professional fees increased to $266,042 during year ended December 31, 2014, compared to $155,433 during fiscal 2013. The increased costs in 2014 were mainly due to higher legal costs for general corporate activities. Professional fees decreased to $155,433 in fiscal 2013 from $451,376 in fiscal 2012 due to higher legal costs incurred related to the corporate reorganization completed by the Company during the first quarter of 2012.

Canadian dollar common share purchase warrants
The gain on Canadian dollar common share purchase warrants was $105,739 for fiscal 2014 compared to $nil for fiscal 2013 and $263,398 during fiscal 2012. The gains in fiscal 2014 and fiscal 2012 are related to the issuance of warrants and the subsequent re-valuation.

Consulting fees
During the year ended December 31, 2014, Gentor incurred $131,736 in consulting fees for Arnold Kondrat, who is a director and Chief Executive Officer and President of the Company.

General and administrative
General and administrative expenses decreased to $321,808 during the year ended December 31, 2014, compared to $1,108,643 incurred during fiscal 2013 and $1,804,166 incurred during fiscal 2012. The expense items listed below are included in general and administrative expenses:

Travel and promotion
The Company incurred travel and promotion expenses of $74,869 during fiscal 2014, compared to similar expense levels of $60,691 for fiscal 2013. Visits to the Company’s project in Turkey, corporate travel costs, and shareholder relations were significantly reduced from higher travel and promotion costs of $215,107 in fiscal 2012.

Employee benefits
The Company employee benefits expense decreased to $156,646 during fiscal 2014 compared to $673,090 for fiscal 2013 due to a reduction of staff company-wide. Employee benefits of $912,250 were incurred in fiscal 2012 due to additional personnel

Office and sundry
Office and sundry expenses decreased to $39,303 during fiscal 2014, compared to $267,649 for fiscal 2013 and $443,327, due to reductions in overhead expenses in Canada and Turkey for the conservation of cash.

Foreign exchange gain/loss
The Company recorded a foreign exchange gain of $9,984 during fiscal 2014, compared to a foreign exchange loss of $28,957 for fiscal 2013 and a foreign exchange loss of $26,283 for fiscal 2012, due to fluctuations in the value of the United States dollar relative to the Canadian dollar and Turkish Lira.

Stock based compensation
The fair value of employee stock based compensation expenses recorded during fiscal 2014 was $60,975, compared to $78,256 recorded during the corresponding period in 2013 for stock options vesting during the respective years. Employee stock-based compensation expense of $78,256 was incurred in fiscal 2013 compared to $207,199 incurred in fiscal 2012 as a result of higher volume of stock options granted or vested to employees, directors and officers of the Company.

Summary of Quarterly Results

The following table sets out certain consolidated financial information of the Company for each of the last eight quarters, from the first quarter of fiscal 2013 to the fourth quarter of fiscal 2014. This financial information has been prepared in accordance with US GAAP. The Company’s presentation and functional currency is the United States dollar.

The following financial information has been restated for each comparative to show net income and loss from continuing operations, which does not include any income or expenses generated from the Oman properties sold in July 2014.

Unadjusted*	2014 4th Quarter	2014 3rd Quarter	2014 2nd Quarter	2014 1st Quarter

Net income (loss) from continuing operations	$210,860	$(1,266,030)	$1,214,681	$(1,448,264)
Net income (loss) from continuing operations per share	$0.01	$(0.02)	$0.02	$(0.02)
Net income (loss)	$210,860	$(1,280,078)	$1,196,136	$(1,523,627)
Net income (loss) per share	$0.01	$(0.02)	$0.02	$(0.02)

*Financial information for the first three quarters of 2014 was restated to adjust for the incorrect allocations between common shares and warrant liabilities and the related re-measurement of the warrant liability for each period.

Adjustments	2014 4th Quarter	2014 3rd Quarter	2014 2nd Quarter	2014 1st Quarter

Net income (loss) from continuing operations	$-	$55,977	$84,573	$93,534
Net income (loss) from continuing operations per share	$-	$0.00	$0.00	$0.00
Net income (loss)	$-	$55,977	$84,573	$93,534
Net income (loss) per share	$-	$0.00	$0.00	$0.00

Adjusted	2014 4th Quarter	2014 3rd Quarter	2014 2nd Quarter	2014 1st Quarter

Net income (loss) from continuing operations	$210,860	$(1,210,053)	$1,299,254	$(1,354,730)
Net income (loss) from continuing operations per share	$0.01	$(0.02)	$0.02	$(0.02)
Net income (loss)	$210,860	$(1,224,101)	$1,280,709	$(1,430,093)
Net income (loss) per share	$0.01	$(0.02)	$0.02	$(0.02)

	2013 4th Quarter	2013 3rd Quarter	2013 2nd Quarter	2013 1st Quarter

Net loss from continuing operations	$(539,743)	$(164,841)	$(709,544)	$(166,063)
Net loss from continuing operations per share	$(0.01)	$(0.00)	$(0.01)	$(0.00)
Net loss	$(18,050,034)	$(428,681)	$(1,066,123)	$(562,073)
Net loss per share	$(0.28)	$(0.01)	$(0.02)	$(0.01)

The Company reported net income from continuing operations of $210,860 during the fourth quarter of 2014 compared to a net loss from continuing operations of $1,210,054 during the third quarter of 2014. The net income from continuing operations in the last quarter of 2014 was most significantly impacted by a fair value gain for common share purchase warrants in the amount of $575,750 and an overall decrease in the Company’s activities for the conservation of cash.

The Company reported net loss from continuing operations of $1,210,054 during the third quarter of 2014 compared to net income from continuing operations of $1,299,254 during the second quarter of 2014. The net loss from continuing operations in the third quarter of 2014 was most significantly impacted by a loss on Canadian dollar common share purchase warrants of $711,341 and includes a loss of $12,621 from the sale of the Oman properties.

The Company reported net income from continuing operations of $1,299,254 during the second quarter of 2014 compared to a net loss from continuing operations of $1,354,731 during the first quarter of 2014. The net income from continuing operations in the second quarter of 2014 was mainly attributed to the gain on Canadian dollar common share purchase warrants of $1,448,188.

The Company reported a net loss from continuing operations of $1,354,731 during the first quarter of 2014 compared to a net loss from continuing operations of $539,743 during the fourth quarter of 2013. The total net loss in the fourth quarter of 2013 was $18,050,034, significantly higher than the total net loss of $1,430,094 in the first quarter of 2014 due to the impairment charge of $17,448,198 for the Oman assets recognized in the fourth quarter of 2013.

The Company reported a net loss from continuing operations of $539,743 during the fourth quarter of 2013 compared to a net loss from continuing operations of $164,841 during the third quarter of 2013 due to an increase in field camp and geophysics expenses for exploration activities related to Turkey.

The Company reported a net loss from continuing operations of $164,841 during the third quarter of 2013 compared to a net loss from continuing operations of $709,544 in the second quarter of 2013. The decrease in the loss in the third quarter is mainly attributed to the reduction in field camp and geophysics expenses with respect to exploration activities related to Turkey.

The Company reported a net loss from continuing operations of $709,544 during the second quarter of 2013 compared to a net loss from continuing operations of $166,063 in the first quarter of 2013. The increase in the loss in the second quarter was mainly due to increased field camp and geophysics activity related to Turkey.

Liquidity and Capital Resources

The Company has historically relied primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company’s cash balance at December 31, 2014 was $294,592 compared to $27,910 as at December 31, 2013. The foregoing increase in the cash balance was primarily due to the financings completed in 2014 and the cash consideration received from the Oman sale.

On January 29, 2014 the Company closed a non-brokered private placement of 7,500,000 units of the Company at a price of $0.0474 (Cdn$0.0525) per unit for gross proceeds to the Company of $355,596 (Cdn$393,750). Each such unit was comprised of one common share of the Company and one warrant of the Company with each such warrant entitling the holder to purchase one common share of the Company at a price of $0.063 (Cdn$0.07) for a period of two years. Arnold T. Kondrat, a director and officer of the Company, was the purchaser of all of the said units.

On February 20, 2014 the Company closed a non-brokered arm’s length private placement of 2,000,000 units of the Company at a price of $0.068 (Cdn$0.075) per unit for gross proceeds to the Company of $135,150 (Cdn$150,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.0901 (Cdn$0.10) for a period of two years.

On August 27, 2014, the Company closed a non-brokered private placement of 3,000,000 units of the Company at a price of $0.056 (Cdn$0.06) per unit for gross proceeds to the Company of $163,926 (Cdn$180,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.07 (Cdn$0.075) for a period of two years. Arnold T. Kondrat, Chief Executive Officer, President and director of the Company, was the purchaser of all of the said units.

On October 3, 2014, the Company closed a non-brokered private placement of 5,000,000 units of the Company at a price of $0.089 (Cdn$0.10) per unit for gross proceeds to the Company of $447,254 (Cdn$500,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.13(Cdn$ 0.15) for a period of one year. Richard Lachcik, a director of the Company, purchased 1,000,000 of the said units and Geoffrey Farr, an officer of the Company, purchased 500,000 of the said units.

Total assets as at December 31, 2014 were $403,075 compared to $1,027,955 as at December 31, 2013. The change in these balances reflects mainly the disposal of the Oman properties, as well as an increase in cash and the depreciation of capital assets since December 31, 2013.

Current liabilities as at December 31, 2014 were $582,873 compared to $892,026 as at December 31, 2013. This decrease in current liabilities is the result of timing of payment of accounts payable and amounts due to related parties incurred during 2013.

In April 2015, the Company announced a proposed non-brokered private placement of up to 15,000,000 units at a price of Cdn$0.06 per unit for proceeds to the Company of up to Cdn$900,000.

Taking into account the Company’s current cash position and the proposed private placement financing referred to above, the Company anticipates that the Company’s cash position will fund its activities and corporate overhead during 2015. The Company expects to raise additional funds through additional offerings of its equity securities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company’s common shares. Such securities may also be issued at a discount to the market price of the Company’s common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in its properties. There can be no assurance the Company would be successful in selling any such interest.

Exploration and Evaluation Expenditures

The following tables provide a breakdown of the Company's exploration and evaluation expenditures incurred during the year ended December 31, 2014 and 2013, other than in respect of the Oman properties. The Oman properties were sold in July 2014 and are no longer included in exploration and evaluation expenditures.

December 31, 2014	Turkey Project
Field camps expenses	393,159
Geophysics	-
Surveying	-
Geochemistry	2,618
Geology	-
Mineral properties	-
Drilling	-
Environmental testing	-
Professional fees	-
General & administration	15,087
Foreign exchange	(5,798)
Stock compensation expense	-
Depreciation and amortization	18,244
TOTAL	$423,310

The following table provides a breakdown of the Company’s exploration and evaluation expenditures incurred during fiscal 2013.

December 31, 2013	Idaho Project	Turkey Project	Total
Field camps expenses	-	275,854	275,854
Geophysics	-	5,000	5,000
Remote sensing	-	-	-
Surveying	-	-	-
Geochemistry	-	3,698	3,698
Geology	-	-	-
Mineral properties	-	-	-
Drilling	-	-	-
Environmental testing	-	-	-
Consulting fees -related parties	-	-	-
Consulting fees	-	-	-
Professional fees	-	6,415	6,415
Management fees	-	-	-
General & administration	5,845	196,866	202,711
Foreign exchange	-	8,110	8,110
Stock compensation expense	-	-	-
Depreciation and amortization	-	5,276	5,276
TOTAL	$5,845	$501,219	507,064

The following table provides a breakdown of the Company’s discontinued operation and exploration expenditures related to Oman incurred for the period ended July 15, 2014 and year ended December 31, 2013.

Total discontinued operation	For the period ended July 15, 2014	For the year ended December 31, 2013

Expenses
Field camp expenses	-	27,879
Geophysics	-	2,708
Geochemistry	-	370
Geology	-	112,033
Professional fees	2,072	28,758
General and administrative	85,951	902,343
Gain on sale of capital assets	-	(42,292)
Impairment of mineral properties	-	17,448,198
Depreciation	7,312	46,723
Net loss from discontinued operation	$95,335	$18,526,720

Outstanding Share Data

The authorized share capital of the Company consists of 500,000,000 common shares, with a par value of $0.0001 per share. As at April 30, 2015, the Company had outstanding 80,253,840 common shares, warrants to purchase a total of 12,500,000 common shares and 2,430,000 stock options.

Related Party Transactions

As of December 31, 2014, the Company had repaid the balance of the advance that was made by Lloyd J. Bardswich, (a former officer and director of the Company and currently the sole director and officer of Gentor Idaho, Inc.). The amount of the advance to the Company at December 31, 2013, was $79,840.

As of December 31, 2014, an amount of $53,001 (December 31, 2013 - $93,001) was due to Peter Ruxton, a director of the Company, related to unpaid salary from 2013. During the year ended December 31, 2014, the Company reimbursed travel and other office expenses incurred on behalf of Dr. Ruxton in the amount of $nil (December 31, 2013 - $8,840).

As of December 31, 2014, an amount of $64,920 was due to Banro Corporation (“Banro”), a company with common directors during part of 2014, representing common office expenses (December 31, 2013 - $64,297).

As of December 31, 2014, an amount of $28,583 (December 31, 2013 - $90,000) was owed to Arnold Kondrat, a director and Chief Executive Officer and President of the Company, which includes both fees in arrears and advances. These advances are unsecured, non-interest bearing and re-payable upon demand.

As of December 31, 2014, an amount of $25,230 (December 31, 2013 - $nil) representing common office expenses was owed from Loncor Resources Inc., a company with common directors.

All related party transactions are in the normal course of operations and are measured at the exchange amount as determined by management.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”). ASU 2014-08 change the requirements for reporting discontinued operations in Subtopic 205-20. A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. ASU 2014-08 is effective prospectively for interim and annual periods beginning after December 15, 2014, with early adoption permitted. The Company does not anticipate material impacts on its consolidated financial statements upon adoption.

In June 2014, the FASB issued ASU No. 2014-10, “Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation” (“ASU 2014-10”). ASU 2014-10 aims to reduce the cost and complexity associated with the incremental reporting requirement of development stage entities by removing all incremental financial reporting requirements from U.S GAAP for development stage entities. Amendments related to the elimination of inception-to-date information and the other remaining disclosure requirements of Topic 916 should be applied retrospectively except for the clarification to Topic 275, which shall be applied prospectively. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2014 and interim periods within. For other entities, the amendments are effective for annual reporting periods beginning after December 15, 2014, and interim reporting periods beginning after December 15, 2015. For public business entities, the amendment eliminating the exception to the sufficiency-of-equity-at-risk criterion for development stage entities in paragraph 810-10-15-16 should be applied retrospectively for annual reporting periods beginning after December 15, 2015, and interim periods therein. For all other entities, the amendments to Topic 810 should be applied retrospectively for annual reporting periods beginning after December 15, 2016, and interim reporting periods beginning after December 15, 2017. The Company did not implement early adoption of this update and is currently assessing its impact on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 205-40) (“ASU 2014-15”). This update requires the assessment of an entity’s ability to continue as a going concern to be completed every reporting period, including interim periods. It also defines the term substantial doubt and the disclosure required regarding management plans to avoid or mitigate risks associated with the entity’s ability to continue as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016. The Company did not implement early adoption of this update and is currently assessing its impact on its consolidated financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the consolidated financial statements of the Company.

Significant Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company’s financial statements included the following:

Mineral properties and exploration costs

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations.

Asset Impairment

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. As at December 31, 2014, no impairment was recorded against the carrying value of mineral properties.

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.

Accounting Standards Codification 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At December 31, 2014, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Stock based compensation

The Company has a stock option plan, which is described in note 10(c) of the Annual Financial Statements. The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For 2014, the Company estimated that all options will vest.

The Black-Scholes option-pricing model is used to estimate values of all stock options granted based on the following assumptions (no options were granted in 2013):

(i)

Risk-free interest rate: 1.57%, which is based on the Bank of Canada benchmark bonds, average yield 5 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii)	Expected volatility: 102.04%, which is based on the Company’s historical stock prices
(iii)	Expected life: 5 years
(iv)	Expected dividends: $Nil

Fair value of financial instruments

The Company follows ASC 820-10 for its financial assets and financial liabilities that are remeasured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

The Company has Canadian dollar denominated warrants, the liability portion of which are considered derivative financial instruments requiring re-measurement at each reporting period. The Black-Scholes option-pricing model was used to estimate values of the Canadian dollar common share purchase warrants granted based on the following assumptions:

(i)

Risk-free interest rate: 0.96% - 1.09%, which is based on the Bank of Canada marketable bonds, average yield 1-3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii)	Expected volatility: 116.80% - 140.75%, which is based on the average of the Company’s selected peers historical stock prices

(iii)	Expected life: up to 2 years
(iv)	Expected dividends: $Nil

At December 31, 2014, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

The fair value of warrants would be included in the hierarchy as follows:

Fair Value Measurements at Reporting Date Using:

December 31, 2014

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$510,045	-

December 31, 2013

Assets:	Level 1	Level 2	Level 3
Mineral properties	-	$800,000	-

Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Turkish liras and British pounds. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of operations. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2014. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Turkish Lira, Canadian dollar, and British pound as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar the Turkish Lira, Canadian dollar, and British pound would have had the equal but opposite effect as at December 31 2014.

	Canadian	Turkish	British
	Dollar	Lira	Pound
Cash	112,870	41,094	-
Prepaids and advances	-	386,781	-
Accounts payable	(31,369)	(344)	(33,276)
Accrued liabilities	(90,675)	-	-
Total foreign currency working capital	(9,174)	427,531	(33,276)
US$ exchange rate at December 31, 2014	0.8620	0.4288	1.5589
Total foreign currency net working capital in US$	(7,908)	183,325	(51,874)
Impact of a 10% strengthening of the US$ on net income (loss)	(791)	18,333	(5,187)

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Title Risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties.

Other Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The only potential sources of future funds for further exploration programs are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals were to be found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of copper has fluctuated widely. The future direction of the price of copper will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of copper, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of copper.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual report on Form 20-F dated April 30, 2015 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Based upon an evaluation of the Company's disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2014, such disclosure controls and procedures were ineffective due to the identification of a material weakness in the controls over the financial reporting relating to the accounting of the Company’s 2014 hybrid financial instruments, as discussed in the internal control over financial reporting section below. As such, there is a possibility that the internal control over financial reporting will fail to detect a material misstatement in the financial statements on a timely basis.

Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and in Rules 13a-15(f) and 15d-15(f) under the United States Exchange Act of 1934, as amended. The Company's management has employed a framework consistent with Rule 13a-15(c) under the United States Exchange Act of 1934, as amended, to evaluate the Company's internal control over financial reporting described below. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2014 based on the criteria set forth in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was ineffective as of December 31, 2014 as there was a material weakness in the internal controls over financial reporting relating to the accounting of the Company’s 2014 hybrid financial instruments.

With respect to internal controls over the accounting of the hybrid financial instruments, management has determined that the accounting treatment of the Company’s four hybrid financial instruments that were issued throughout 2014 incorrectly allocated the proceeds received between the warrant liability and the equity common shares. This resulted in a material year end adjustment to the consolidated financial statements. As a result, the Company concluded that a material weakness in internal controls over the accounting for the hybrid financial instruments exists given the inappropriate allocation and accounting treatment in 2014. Management intends to identify the appropriate resources (both internally and externally) to ensure that the identification and accounting for hybrid financial instruments and its review is appropriate in future.